UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

RINGCENTRAL, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

76680R206

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76680R206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VLADIMIR SHMUNIS
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,890,000
	6.	Shared Voting Power 9,166,342
	7.	Sole Dispositive Power 1,890,000
	8.	Shared Dispositive Power 9,166,342
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,056,342(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 17.24%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 11,056,342 shares of Class B Common Stock. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon (i) the date specified by affirmative vote or written consent of the holders of at least 67% of the outstanding shares of Class B Common Stock or (ii) any transfer, whether or not for value, except for certain transfers described in our certificate of incorporation, including, without limitation, transfers for tax and estate planning purposes, so long as the transferring holder of Class B Common Stock continues to hold exclusive voting and dispositive power with respect to the shares transferred. The Class B Common Stock will convert automatically into Class A Common Stock on the date on which the number of outstanding shares of Class B Common Stock represents less than 10% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock.
(2)	Assumes conversion of all such reporting person’s Class B Common Stock into Class A Common Stock.

CUSIP No. 76680R206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) 94-3376941 ELCA FUND I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 8,346,231
	6.	Shared Voting Power
	7.	Sole Dispositive Power 8,346,231
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,346,231(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 13.41%(4)
12.	Type of Reporting Person (See Instructions) PN

(3)	Consists of 8,346,231 shares of Class B Common Stock. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon (i) the date specified by affirmative vote or written consent of the holders of at least 67% of the outstanding shares of Class B Common Stock or (ii) any transfer, whether or not for value, except for certain transfers described in our certificate of incorporation, including, without limitation, transfers for tax and estate planning purposes, so long as the transferring holder of Class B Common Stock continues to hold exclusive voting and dispositive power with respect to the shares transferred. The Class B Common Stock will convert automatically into Class A Common Stock on the date on which the number of outstanding shares of Class B Common Stock represents less than 10% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock.
(4)	Assumes conversion of all such reporting person’s Class B Common Stock into Class A Common Stock.

CUSIP No. 76680R206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SANDRA SHMUNIS
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,166,342
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,166,342
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,166,342(5)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 14.72%(6)
12.	Type of Reporting Person (See Instructions) IN

(5)	Consists of 9,166,342 shares of Class B Common Stock. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon (i) the date specified by affirmative vote or written consent of the holders of at least 67% of the outstanding shares of Class B Common Stock or (ii) any transfer, whether or not for value, except for certain transfers described in our certificate of incorporation, including, without limitation, transfers for tax and estate planning purposes, so long as the transferring holder of Class B Common Stock continues to hold exclusive voting and dispositive power with respect to the shares transferred. The Class B Common Stock will convert automatically into Class A Common Stock on the date on which the number of outstanding shares of Class B Common Stock represents less than 10% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock.
(6)	Assumes conversion of all such reporting person’s Class B Common Stock into Class A Common Stock.

Item 1.

(a)	Name of Issuer:

RingCentral, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1400 Fashion Island Blvd., 7th floor, San Mateo, CA 94404

Item 2.

(a)	Name of Person Filing:

Vladimir Shmunis

ELCA Fund I, L.P.

Sandra Shmunis

(b)	Address of Principal Business Office or, if none, Residence:

The address and principal business office of each Reporting Person is:

1400 Fashion Island Blvd., 7th Floor, San Mateo, CA 94404

(c)	Citizenship:

Mr. Shmunis is a United States citizen.

ELCA Fund I, L.P. is organized under the laws of the State of California.

Mrs. Shmunis is a United States citizen.

(d)	Title of Class of Securities:

Class A Common Stock

(e)	CUSIP Number:

76680R206

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C 78o).

(b)	☐	Bank as defined in Section 3(a) (6) of the Act (15 U.S.C 78c).

(c)	☐	Insurance Company as defined in Section 3(a) (19) of the Act (15 U.S.C 78c).

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	Investment Adviser in accordance with SS 240. 13d-1(b) (1) (ii) (E);

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with SS 240. 13d-1(b) (ii) (F);

(g)	☐	Parent Holding Company or Control Person in accordance with SS.SS.240. 13d-1(b) (ii) (G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act of 1940(15 U.S.C 80a-3);

(j)	☐	Group, in accordance with SS 240. 13d-1(b) (1) (ii) (J);

Item 4.	Ownership.

(a)	Amount beneficially owned:

11,056,342 shares(7), which consists of (i) 8,346,231 shares held of record by ELCA Fund I, L.P.; (ii) 410,000 shares held of record by ELCA Fund II, L.P.; (iii) 410,000 shares held of record by ELCA Fund III, L.P.; (iv) 111 shares held by ELCA, LLC (together with ELCA Fund I, L.P., ELCA Fund II, L.P. and ELCA Fund III, L.P., the ELCA entities”), (v) 1,000,000 shares issuable pursuant to a stock option exercisable within 60 days of December 31, 2013, all of which are vested and (vi) 890,000 shares issuable pursuant to a stock option exercisable within 60 days of December 31, 2013, of which 346,110 shares are vested. Each of the ELCA entities may be deemed to be indirectly controlled jointly by Vladimir Shmunis, our CEO and Chairman of the board of directors, and Sandra Shmunis, Mr. Shmunis’ wife. As a result, and by virtue of the relationships described, Mr. and Mrs. Shmunis may be deemed to share voting and dispositive power with respect to the shares held by the ELCA entities.

(b)	Percent of class:

Vladimir Shmunis: 17.24%(8); ELCA Fund I, L.P.(8): 13.41%; Sandra Shmunis(8): 14.72% (calculated based on 62,244,069 shares outstanding as of December 31, 2013 and assumes that, for Vladimir Shmunis, the 1,890,000 shares underlying the options exercisable within 60 days of December 31, 2013 are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i)).

(c)	Number of shares as to which the person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
Vladimir Shmunis	1,890,000	9,166,342	1,890,000	9,166,342
Sandra Shmunis	None	9,166,342	None	9,166,342
ELCA Fund I, L.P.	8,346,231	None	8,346,231	None

(i)	Sole power to vote or to direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

(7)	Consists of 11,056,342 shares of Class B Common Stock. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon (i) the date specified by affirmative vote or written consent of the holders of at least 67% of the outstanding shares of Class B Common Stock or (ii) any transfer, whether or not for value, except for certain transfers described in our certificate of incorporation, including, without limitation, transfers for tax and estate planning purposes, so long as the transferring holder of Class B Common Stock continues to hold exclusive voting and dispositive power with respect to the shares transferred. The Class B Common Stock will convert automatically into Class A Common Stock on the date on which the number of outstanding shares of Class B Common Stock represents less than 10% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock.
(8)	Assumes conversion of all such reporting person’s Class B Common Stock into Class A Common Stock.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 13, 2014

/s/ Vladimir Shmunis
Vladimir Shmunis

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Joint Filing Agreement